SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)1

SPACEHAB, Incorporated

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

846243400

(CUSIP Number)

November 26, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846243400	SCHEDULE 13G
1		NAMES OF REPORTING PERSONS Astrium GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 1,099,245
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,099,245
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).	Name of Issuer:

The name of the issuer is SPACEHAB, Incorporated, a Washington corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive office of the issuer is 12130 Highway 3, Building 1, Webster, Texas 77598.

Item 2(a).	Name of Person Filing:

The name of the person filing this statement is Astrium GmbH.

Item 2(b).	Address of Principal Business Office:

The principal business address of Astrium GmbH is P.O. Box 286156, Bremen, Germany 28361.

Item 2(c).	Citizenship:

Astrium GmbH is a corporation organized under the laws of Germany.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the Common Stock, no par value, of the issuer.

Item 2(e).	CUSIP Number:

The CUSIP Number of the Common Stock is 846243400.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,099,245.
(b)	Percent of class:	8.1%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,099,245.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 1,099,245.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 30, 2007
(Date)

/s/ HERMANN ERSFELD
(Signature)

Hermann Ersfeld, Prokurist
(Name/Title)

November 30, 2007
(Date)

/s/ MICHAEL MENKING
(Signature)

Michael Menking, Prokurist
(Name/Title)